Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Three Months Ended March 31, 2009	Twelve Months Ended March 31, 2009	2008	2007	2006	2005	2004
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$324	$1,341	$1,364	$977	$762	$754	$929
Fixed charges included in the determination of net income	98	353	343	328	313	333	258

Total earnings, as defined	$422	$1,694	$1,707	$1,305	$1,075	$1,087	$1,187

Fixed charges, as defined:
Interest charges	$93	$340	$330	$320	$311	$329	$256
Preference security dividend requirements of consolidated subsidiaries	7	26	26	25	25	25	25
Rental interest factor	4	14	13	12	11	10	9

Total fixed charges, as defined	$104	$380	$369	$357	$347	$364	$290

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.06	4.46	4.63	3.66	3.10	2.99	4.09